

Entity Profile Information

Viewed on April 06, 2022

NFA ID 0443649 HSBC BANK USA NA

Current Status Information

Branch ID	Status	Effective Date
	ALSO SEE NFA ID 0434534	
	NFA MEMBER APPROVED	05/15/2013
	SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012

Status History Information

Status	Effective Date
ALSO SEE NFA ID 0434534	
NFA MEMBER APPROVED	05/15/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/18/2012
SWAP DEALER PENDING	12/18/2012

Outstanding Requirements

Annual Due Date: 6/1/2022

4S SUBMISSIONS IN REVIEW

Disciplined Employee Summary



Business Information

Name	**HSBC BANK USA NA**
Form of Organization	**US FEDERALLY CHARTERED BANK**
Federal EIN	**201177241**

Business Address

Street Address 1	**1800 TYSONS BOULEVARD, SUITE 50**
City	**TYSONS**
State (United States only)	**VIRGINIA**
Zip/Postal Code	**22102**
Country	**UNITED STATES**

Phone Number	**302-652-4673**
Fax Number	**302-652-4927**

Email	**CHRISTINE.A.CALARCO@US.HSBC.COM**

Website/URL	**WWW.US.HSBC.COM**

CRD/IARD ID	**Not provided**
	US FEDERALLY CHARTERED BANK
	F

Online Registration System
Other Names

NFA ID

0443649

HSBC BANK USA NA

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Name	Use Indicator	Type



Location of Business Records

Viewed on April 06, 2022

NFA ID 0443649 HSBC BANK USA NA

Street Address 1	**452 FIFTH AVENUE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10018**
Country	**UNITED STATES**



Principal Information

Individual Information

NFA ID	**0544072**
Name	**BAILEY, DEBORAH PARKER**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-07-2022**

NFA ID	**0516507**
Name	**CALARCO, CHRISTINE ANNE**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-26-2018**

NFA ID	**0508333**
Name	**CHOI, DAE YOUN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-27-2021**

NFA ID	**0545796**
Name	**FLOWERS, MELVIN LOUIS**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**PENDING**
Effective Date	**01-25-2022**

NFA ID	**0527670**
Name	**HENDERSON, JASON RYAN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-13-2020**

NFA ID	**0536229**
Name	**KEEFE, GERALD FRANCIS**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-14-2021**

NFA ID	**0497278**
Name	**KROEGER, BARRY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-24-2016**

NFA ID	**0545792**
Name	**MADISON, GEORGE WHEELER**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**PENDING**
Effective Date	**01-25-2022**

NFA ID	**0525756**
Name	**MAHTANI, KAVITA**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-22-2019**

NFA ID	**0454121**
Name	**MISTRETTA, NANCY GOLDSMITH**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-13-2013**

NFA ID	**0500004**
Name	**OSSANNA, MARCO**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**12-01-2020**
NFA ID	**0525742**
Name	**ROBERTS, MICHAEL MURRAY**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-09-2019**
NFA ID	**0449206**
Name	**ROBERTSON, BRIAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-20-2018**
NFA ID	**0544044**
Name	**SCHROEDER, ALICE DAVEY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-07-2022**
NFA ID	**0488361**
Name	**SHERBURNE, JANE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-13-2015**
NFA ID	**0515021**
Name	**STRYBEL, JENNIFER ANNE**
TItle(s)	**CHIEF OPERATING OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-24-2018**
NFA ID	**0541346**
Name	**TRABOULSI, ALFRED**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**

Status	**APPROVED**
Effective Date	**11-22-2021**

Holding Company Information

NFA ID	**0453422**
Full Name	**HSBC HOLDINGS PLC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**

NFA ID	**0455687**
Full Name	**HSBC NORTH AMERICA HOLDINGS INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**

NFA ID	**0455684**
Full Name	**HSBC OVERSEAS HOLDING UK LIMITED**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**

NFA ID	**0063886**
Full Name	**HSBC USA INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**



Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
CAYMAN ISLANDS	CAYMAN ISLANDS MONETARY AUTHORITY
HONG KONG	HONG KONG MONETARY AUTHORITY
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
CANADA	OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS
BRAZIL	BANCO CENTRAL DO BRASIL/BRAZILIAN CENTRAL BANK
CHILE	SUPERINTENDENCIA DE BANCOS E INSTITUCIONES FINANCIERAS CHILE
COLOMBIA	SUPERINTENDENCIA FINANCIERA DE COLOMBIA
URUGUAY	BANCO CENTRAL DEL URUGUAY
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
ARGENTINA	BANCO CENTRAL DE LA REPUBLICA ARGENTINA
CHINA	CHINA BANKING REGULATORY COMMISSION
ISRAEL	BANK OF ISRAEL



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Online Registration System

Disciplinary Information - Criminal Disclosure Matter Summary

---

NFA ID

| 0443649 | 🔍 |

HSBC BANK USA NA

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

❷ **Archived Criminal Disclosure Matter Summary**

There are currently no archived DMPs.

Online Registration System

Disciplinary Information - Regulatory Disclosures

NFA ID

0443649

HSBC BANK USA NA

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Question D*

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

○ Yes ● No

Question E*

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or

- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

● Yes ○ No

A matter requiring disclosure has already been reported under this question. To disclose a new matter, you must file a DMP in the DMP Filing System. In order to change the answer to "No," you must contact NFA.

Question F*

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

○ Yes ◉ No

Question G*

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

◉ Yes ○ No

A matter requiring disclosure has already been reported under this question. To disclose a new matter, you must file a DMP in the DMP Filing System. In order to change the answer to "No," you must contact NFA.

Question H*

Are any of the orders or other agreements described in Question G currently in effect against the firm?

◉ Yes ○ No

Question I*

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

◉ Yes ○ No

* Required to file application.

Online Registration System

Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID

| 0443649 | 🔍 |

HSBC BANK USA NA

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

Current Regulatory Disclosure Matter Summary (7 DMPs)

Show 100 entries   Search: [   ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16448	10/06/2017	FOREIGN EXCHANGE TRADING PRACTICES				
	16449	10/05/2017	FRB FOREIGN EXCHANGE TRADING				
	16450	03/02/2016	FEBRUARY 2016; CIVIL ACTION NO.:16-0199				
	16447	10/21/2015	DEPT. OF THE TREASURY COMPTROLLER OF THE CURRENCY				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16444	12/18/2012	APRIL 2011 - OFFICE OF THE COMPTROLLER OF THE CURRENCY - CEASE AND DESIST ORDER				
	16445	12/18/2012	DECEMBER 2012 - DEFERRED PROSECUTION & CONSENT ORDERS W/ REGULATORY AND LAW ENFORCEMENT AUTHORITIES				
	16443	12/18/2012	OCTOBER 2010 - OFFICE OF THE COMPTROLLER OF THE CURRENCY - CEASE AND DESIST ORDER				

Archived Regulatory Disclosure Matter Summary

There are currently no archived DMPs.

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0443649 - HSBC BANK USA NA

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON SEPTEMBER 29, 2017, THE FEDERAL RESERVE BOARD ("BOARD") ANNOUNCED THAT IT HAD FINED HSBC HOLDINGS PLC AND HSBC NORTH AMERICA HOLDINGS INC. (COLLECTIVELY, "HSBC") APPROXIMATELY $175 MILLION FOR HSBC'S UNSAFE AND UNSOUND PRACTICES IN ITS FOREIGN EXCHANGE (FX) TRADING BUSINESS. THE FINE WAS FOR DEFICIENCIES IN HSBC'S OVERSIGHT OF, AND INTERNAL CONTROLS OVER, FX TRADERS WHO BUY AND SELL U.S. DOLLARS AND FOREIGN CURRENCIES FOR THE FIRM'S OWN ACCOUNTS AND FOR CUSTOMERS. THE BOARD'S ORDER REQUIRES HSBC TO IMPROVE ITS CONTROLS AND COMPLIANCE RISK MANAGEMENT CONCERNING ITS FX TRADING.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

◀ Back to Summary

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0443649 - HSBC BANK USA NA

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
Name of Regulatory Body:

CASE INFORMATION

Case Number:
Case Status:
Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON SEPTEMBER 29, 2017, THE FEDERAL RESERVE BOARD ("BOARD") ANNOUNCED THAT IT HAD FINED HSBC HOLDINGS PLC AND HSBC NORTH AMERICA HOLDINGS INC. (COLLECTIVELY, "HSBC") APPROXIMATELY $175 MILLION FOR HSBC'S UNSAFE AND UNSOUND PRACTICES IN ITS FOREIGN EXCHANGE (FX) TRADING BUSINESS. THE FINE WAS FOR DEFICIENCIES IN HSBC'S OVERSIGHT OF, AND INTERNAL CONTROLS OVER, FX TRADERS WHO BUY AND SELL U.S. DOLLARS AND FOREIGN CURRENCIES FOR THE FIRM'S OWN ACCOUNTS AND FOR CUSTOMERS. THE BOARD'S ORDER REQUIRES HSBC TO IMPROVE ITS CONTROLS AND COMPLIANCE RISK MANAGEMENT CONCERNING ITS FX TRADING.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

◀ Back to Summary

Online Registration System
Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0443649 - HSBC BANK USA NA

All the DMP section data has been loaded.	✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

[◀ Back to Summary]   [✏ Amend]

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: [☰ Show Questions]

◯ D   ◯ E   ◯ F   ◯ G   ◯ H   ◯ I

Regulatory Case Information

REGULATORY INFORMATION
❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION
❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

IN FEBRUARY 2016,HSBC FINANCE CORPORATION, HSBC BANK USA, HSBC MORTGAGE SERVICES INC. AND HSBC NORTH
AMERICA HOLDINGS ENTERED INTO AN AGREEMENT WITH THE U.S. DEPARTMENT OF JUSTICE, THE U.S. DEPARTMENT OF

HOUSING AND URBAN DEVELOPMENT, THE CONSUMER FINANCIAL PROTECTION BUREAU, OTHER FEDERAL AGENCIES ("FEDERAL PARTIES") AND THE STATE ATTORNEYS GENERAL OF 49 STATES AND THE DISTRICT OF COLUMBIA ("STATE PARTIES") TO RESOLVE CIVIL CLAIMS RELATED TO PAST RESIDENTIAL MORTGAGE LOAN ORIGINATION AND SERVICING PRACTICES. THE SETTLEMENT IS SIMILAR TO PRIOR NATIONAL MORTGAGE SETTLEMENTS REACHED WITH OTHER US MORTGAGE SERVICERS AND INCLUDES THE FOLLOWING TERMS: $100 MILLION TO BE ALLOCATED AMONG PARTICIPATING FEDERAL AND STATE PARTIES, AND $370 MILLION IN CONSUMER RELIEF. IN ADDITION, THE SETTLEMENT AGREEMENT SETS FORTH NATIONAL MORTGAGE SERVICING STANDARDS TO WHICH HSBC U.S. AFFILIATES WILL ADHERE. ALL EXCEPT $32 MILLION OF THE SETTLEMENT IS ALLOCABLE TO HSBC FINANCE CORPORATION. THIS MATTER WAS SETTLED WITHIN THE AMOUNT RESERVED. THIS MATTER WAS FILED WITH THE US DISTRICT COURT FOR THE DISTRICT OF COLUMBIA AND IS PENDING APPROVAL AND ISSUANCE OF FINAL NON-APPEALABLE ORDER WITHIN 30 DAYS.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

◀ Back to Summary

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

---

NFA ID 0443649 - HSBC BANK USA NA

> All the DMP section data has been loaded.   ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

◀ Back to Summary   ✎ Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: ▤ Show Questions

○ D   ○ E   ○ F   ○ G   ○ H   ○ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON JUNE 16, 2015, HSBC BANK USA ENTERED INTO AN AMENDED CONSENT ORDER (THE "AMENDED CONSENT ORDER") WITH THE OCC. AS SET FORTH IN THE AMENDED CONSENT ORDER, WE ARE NOT YET IN COMPLIANCE WITH ALL OF THE

REQUIREMENTS OF THE APRIL 2011 CONSENT CEASE AND DESIST ORDER THAT WE ENTERED INTO WITH THE OCC (THE "OCC SERVICING CONSENT ORDER"). THE FAILURE OF HSBC BANK USA TO SATISFY ALL REQUIREMENTS OF THE OCC SERVICING CONSENT ORDER COULD SUBJECT HSBC BANK USA TO A VARIETY OF REGULATORY CONSEQUENCES, INCLUDING THE IMPOSITION OF CIVIL MONEY PENALTIES, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION. THE AMENDED CONSENT ORDER INCLUDES BUSINESS RESTRICTIONS RELATIVE TO RESIDENTIAL MORTGAGE SERVICING THAT WILL REMAIN IN PLACE UNTIL THE ORDER IS TERMINATED. THE RESTRICTIONS INCLUDE A PROHIBITION AGAINST THE BULK ACQUISITION OF RESIDENTIAL MORTGAGE SERVICING OR RESIDENTIAL MORTGAGE SERVICING RIGHTS AND THE REQUIREMENT TO SEEK OCC SUPERVISORY NON-OBJECTION TO OUTSOURCE ANY RESIDENTIAL MORTGAGE SERVICING ACTIVITIES NOT ALREADY OUTSOURCED AS OF JUNE 16, 2015. THE BUSINESS RESTRICTIONS CONTAINED IN THE AMENDED CONSENT ORDER DO NOT MATERIALLY IMPACT OUR BUSINESS OPERATIONS.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0443649 - HSBC BANK USA NA

All the DMP section data has been loaded.	✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary   ✎ Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under:  Show Questions

⬭ D   ⬭ E   ⬭ F   ⬭ G   ⬭ H   ⬭ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

IN OCTOBER 2010, HSBC BANK USA, N.A. ENTERED INTO A CONSENT CEASE AND DESIST ORDER (DOCKET NO. AA-EC-10-98) WITH THE OFFICE OF THE COMPTROLLER OF THE CURRENCY (THE "OCC"), WHICH REQUIRES IMPROVEMENTS FOR AN

EFFECTIVE COMPLIANCE RISK MANAGEMENT PROGRAM ACROSS HSBC'S U.S. BUSINESSES, INCLUDING VARIOUS ISSUES
RELATING TO BANK SECRECY ACT AND ANTI-MONEY LAUNDERING COMPLIANCE.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and
final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching
supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA
Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the
name and NFA ID of the firm with the submission.

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Online Registration System
Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0443649 - HSBC BANK USA NA

> All the DMP section data has been loaded.   ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: ☰ Show Questions

◯ D   ◯ E   ◯ F   ◯ G   ◯ H   ◯ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
    Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

IN APRIL 2011, HSBC BANK USA, N.A. ENTERED INTO A CONSENT CEASE AND DESIST ORDER (DOCKET NO. AA-EC-11-14) WITH THE OCC FOLLOWING COMPLETION OF A BROAD HORIZONTAL REVIEW OF INDUSTRY FORECLOSURE PRACTICES. THE OCC

CONSENT ORDER REQUIRES HSBC BANK USA, N.A. TO TAKE PRESCRIBED ACTIONS TO ADDRESS THE DEFICIENCIES NOTED IN THE JOINT EXAMINATION AND DESCRIBED IN THE CONSENT ORDER.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0443649 - HSBC BANK USA NA

All the DMP section data has been loaded. ×

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON DECEMBER 11, 2012, HSBC HOLDINGS PLC (OUR INDIRECT ULTIMATE PARENT) ANNOUNCED THAT HSBC BANK USA, N.A., HAD ENTERED INTO (I) A DEFERRED PROSECUTION AGREEMENT AMONG HSBC BANK USA, N.A., HSBC HOLDINGS

PLC, THE UNITED STATES DEPARTMENT OF JUSTICE, THE UNITED STATES ATTORNEY'S OFFICE FOR THE EASTERN DISTRICT OF NEW YORK, AND THE UNITED STATES ATTORNEY'S OFFICE FOR THE NORTHERN DISTRICT OF WEST VIRGINIA, (II) AN AGREEMENT AND CONSENT ORDERS WITH THE OCC, AND (III) A CONSENT ORDER WITH THE UNITED STATES DEPARTMENT OF THE TREASURY'S FINANCIAL CRIMES ENFORCEMENT NETWORK, IN RELATION TO INVESTIGATIONS REGARDING INADEQUATE COMPLIANCE WITH ANTI-MONEY LAUNDERING AND SANCTIONS LAWS. UNDER THESE AGREEMENTS, HSBC HOLDINGS PLC AND ITS SUBSIDIARIES WILL MAKE PAYMENTS TOTALING $1.921 BILLION, CONTINUE TO COOPERATE FULLY WITH REGULATORY AND LAW ENFORCEMENT AUTHORITIES, AND TAKE FURTHER ACTION TO STRENGTHEN ITS COMPLIANCE POLICIES AND PROCEDURES.
AS PART OF THE AGREEMENT WITH THE OCC, HBUS MAY NOT DIRECTLY OR INDIRECTLY ACQUIRE CONTROL OF, OR HOLD AN INTEREST IN, ANY NEW FINANCIAL SUBSIDIARY, NOR COMMENCE A NEW ACTIVITY IN ITS EXISTING FINANCIAL SUBSIDIARY, UNLESS IT RECEIVES PRIOR APPROVAL FROM THE OCC.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System
Disciplinary Information - Financial Disclosures

NFA ID

0443649   🔍

HSBC BANK USA NA

<u>Printer Friendly Version</u>

To make changes click Update.

<u>Update</u>

Question J*

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

🔘 Yes ⚪ No

A matter requiring disclosure has already been reported under this question. To disclose a new matter, you must file a DMP in the DMP Filing System. In order to change the answer to "No," you must contact NFA.

* Required to file application.

Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

NFA ID

| 0443649 | 🔍 |

HSBC BANK USA NA

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

Current Financial Disclosure Matter Summary (1 DMP)

Show [100 ▾] entries   Search: [   ]

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16446	10/20/2014	FINANCIAL DISCLOSURE				

❓ Archived Financial Disclosure Matter Summary

There are currently no archived DMPs.



Online Registration System

Disciplinary Information - Firm Financial Disclosure Matter Page

NFA ID 0443649 - HSBC BANK USA NA

All the DMP section data has been loaded.

Please file a separate Disclosure Matter Page (DMP) for each action.

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Disclosure Question

Completing this section does not update the answer to the Financial Disclosure question. To update the Financial Disclosure question, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question you are disclosing the financial matter under: Show Question

☐ J

Case Information

BANKRUPTCY CASE INFORMATION

- United States Bankruptcy Court (USBC) location where the related bankruptcy case was filed:
- Case Number:

ADVERSARY CASE INFORMATION

- Court where the adversary action was filed:
- Court Location:
- Case Number of Adversary Action:
- Adversary Action Status:

Comments

Use this field to provide a summary of the circumstances leading to the adversary action as well as status/disposition details.

IN THE ORDINARY COURSE OF BUSINESS, HSBC BANK IS ROUTINELY NAMED IN ADVERSARY ACTIONS BROUGHT BY OR ON BEHALF OF BANKRUPTCY TRUSTEES, FOR, AMONG OTHER THINGS, TO RECOVER FUNDS IN CONNECTION WITH CUSTOMER

BANKRUPTCIES.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes the complaint and the final disposition for each adversary action.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Registration Contact Information

Viewed on April 06, 2022

NFA ID 0443649 HSBC BANK USA NA

First Name	**JOANNE**
Last Name	**LIBRERI**
Street Address 1	**1421 W SHURE DRIVE**
Street Address 2	**SUITE 100**
City	**ARLINGTON HEIGHTS**
State (United States only)	**ILLINOIS**
Zip/Postal Code	**60004**
Country	**UNITED STATES**
Phone	**224-880-7116**
Fax	**877-626-1750**
Email	**JOANNE.F.LIBRERI@US.HSBC.COM**



Enforcement/Compliance Communication Contact Information

Viewed on April 06, 2022

NFA ID 0443649 HSBC BANK USA NA

First Name	**CHRISTINE**
Last Name	**CALARCO**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**1 WEST 39TH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10018**
Country	**UNITED STATES**
Phone	**212-525-2234**
Fax	**212-525-0319**
Email	**CHRISTINE.A.CALARCO@US.HSBC.COM**



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY



Membership Contact Information

Membership Contact
First Name	**CHRISTINE**
Last Name	**CALARCO**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**1 WEST 39TH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10018**
Country	**UNITED STATES**
Phone	**212-525-2234**
Fax	**212-525-0319**
Email	**CHRISTINE.A.CALARCO@US.HSBC.COM**

Accounting Contact
First Name	**JOANNE**
Last Name	**LIBRERI**
Title	**VICE PRESIDENT**
Street Address 1	**1421 W. SHURE DRIVE**
Street Address 2	**SUITE 100**
City	**ARLINGTON HEIGHTS**
State (United States only)	**ILLINOIS**
Zip/Postal Code	**60004**
Country	**UNITED STATES**
Phone	**224-880-7116**
Email	**JOANNE.F.LIBRERI@US.HSBC.COM**

Arbitration Contact

First Name	**MARK**
Last Name	**STEFFENSEN**
Title	**GENERAL COUNSEL**
Street Address 1	**452 FIFTH AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10018**
Country	**UNITED STATES**
Phone	**212-525-8119**
Fax	**646-366-6121**
Email	**MARK.A.STEFFENSEN@US.HSBC.COM**

Compliance Contact

First Name	**CHRISTINE**
Last Name	**CALARCO**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**1 WEST 39TH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10018**
Country	**UNITED STATES**
Phone	**212-525-2234**
Fax	**212-525-0319**
Email	**CHRISTINE.A.CALARCO@US.HSBC.COM**

Chief Compliance Officer Contact

First Name	**CHRISTINE**
Last Name	**CALARCO**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**1 WEST 39TH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10018**
Country	**UNITED STATES**
Phone	**212-525-2234**
Fax	**212-525-0319**
Email	**CHRISTINE.A.CALARCO@US.HSBC.COM**



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NFA ID 0443649 Enter HSBC BANK USA NA

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